

December 30, 2011

Via E-mail
Edward Feintech
Chief Executive Officer
Smoky Market Foods, Inc.
1511 E. 2nd Street
Webster City, IA 50595

> **Re:** **Smoky Market Foods, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed September 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 15, 2011**
> **File No. 000-52158**

Dear Mr. Feintech:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment 1 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page F-1

1. Please amend your Form 10-K to include an audit report from the independent registered public accountant that audited your fiscal year 2010 and fiscal year 2009 financial statements.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Statements of Cash Flows, page 6

2. Please tell us why the amounts reported as "Proceeds from issuance of common stock" in your statements of cash flows for the three and nine-month periods ended September 30, 2011 do not appear to agree with the amounts reported as "Common stock issued for

cash" in your statements of stockholders' equity for the respective reporting periods. In addition, tell us why the amount reported for the "settlement of advances through issuance of common stock" (i.e., $23,250) in the "Non-cash Investing and Financing Activities" section of the statement of cash flows for the nine months ended September 30, 2011 does not appear to agree to the aggregate of the amounts reported as "Common stock issued for [the] cancellation of advances" for the respective period. Please also revise your financial statements, if appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief